PLS CPA, A PROFESSIONAL CORPATION.
◆ 4725 MERCURY STREET, SUIT 210 ◆ SAN DIEGO ◆ CALIFORNIA 92111◆
◆ TELEPHONE (858)722-5953 ◆ FAX (858) 761-0341 ◆ FAX (858) 433-2979
◆ E-MAIL changgpark@gmail.com ◆

October 24, 2012

To Whom It May Concern:

We consent to the incorporation by reference in the registration statements on Form 10-Q Amendment No.1 of Insulcrete, Inc. of our report dated on October 24, 2012, with respect to the unaudited interim financial statements of Insulcrete, Inc., included in Form 10-Q Amendment No.1 for the period ended March 31, 2009.

Very truly yours,

/s/ *PLS CPA*

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PLS CPA, A Professional Corp.
San Diego, CA 92111